Exhibit 11

Computation of Net Income (loss) Per Share
(In thousands, except per share amounts)
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
                                        Quarter Ended   Two Quarters Ended
                                        8/3/96 7/29/95   8/3/96   7/29/95
Weighted average of shares outstanding
  during period. . . . . . . . . . . .  10,854  11,147   10,860   11,099

Weighted average common equivalent
sharesattributable to stock options
granted, computed using the treasury
stock method on a fully diluted basis.     556       0      556        0

Weighted average common and common
  equivalent shares. . . . . . . . . .  11,410  11,147   11,416   11,099

Net income (loss) applicable to
  common stock . . . . . . . . . . . .   1,160  (5,291)   2,187   (9,774)

Net income (loss) per common
 and common equivalent share . . . . .   $0.10  $(0.48)   $0.19   $(0.88)
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